Exhibit 99.1

SDLP – Seadrill Partners LLC agrees to acquire the ultra-deepwater drillship the West Auriga

London, United Kingdom, March 11, 2014 - Seadrill Partners LLC (NYSE: SDLP) (the “Company”) announced today that it has entered into an agreement with Seadrill Limited (“Seadrill”) pursuant to which Seadrill Capricorn Holdings LLC, the Company’s 51% owned subsidiary (“Capricorn Holdings”), will acquire all of the ownership interests in the entities that own and operate the drillship, the West Auriga (the “Auriga Acquisition”) from Seadrill. The Auriga Acquisition, which is expected to close within 30 days, will be accomplished through a series of purchases, contributions and assumptions of debt and is subject to the satisfaction of certain closing conditions.

The West Auriga

The West Auriga is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard to its current customer, BP, in October 2013. The West Auriga is expected to carry out operations in the U.S. Gulf of Mexico until the end of its contract in October 2020 at a dayrate of $565,000 per day.

The implied purchase price of the Auriga Acquisition is $1.24 billion, less $443.1 million outstanding under the facility related to the West Auriga. In addition, Capricorn Holdings intends to issue a $100 million zero coupon limited recourse discount note to Seadrill that matures in September 2015. Upon maturity of such note, Seadrill Capricorn Holdings LLC will repay US$103.7 million to Seadrill. Based on the Company’s 51% ownership of Seadrill Capricorn Holdings, its portion of the net purchase price after debt will be $355.4 million.

Board Approval

The Board of Directors of the Company (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) have approved the terms and conditions of the Auriga Acquisition. The Conflicts Committee retained a financial advisor, Global Hunter Securities, to assist with its evaluation of the Auriga Acquisition.

As a result of the Auriga Acquisition, the Company’s management intends to recommend to the Board an increase in quarterly cash distributions of between $0.0325 and $0.0375 per unit (or an annualized increase of between $0.13 and $0.15 per unit), which would become effective for the distribution with respect to the quarter ending June 30, 2014. Although the quarterly cash distribution for the quarter ending March 31, 2014 has not been declared by our Board, the Company’s management has recommended to the Board a distribution of between $0.50 to $0.5125 per unit for the quarter.

Any increase in our cash distributions with respect to the quarter ending June 30, 2014 would be conditioned upon, among other things, the closing of the Auriga Acquisition, the approval of such increase by our Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

The Board is pleased that the Company has entered into this acquisition agreement with respect to its fifth acquisition since the Company’s initial public offering in October 2012. This acquisition will increase the Company’s asset diversification and therefore should further reduce earnings volatility. As with the Company’s acquisitions of the T-15, T-16, the West Sirius and the West Leo, this acquisition is expected to be an accretive transaction and is consistent with the Company’s growth strategy. The Board believes that the fundamental long-term outlook for the offshore drilling industry remains strong, and is positive about the Company’s future growth prospects.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to complete the Auriga Acquisition, its financing of the Auriga Acquisition and projected increases in cash distributions are considered forward looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F (File No. 001-35704). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

March 11, 2014

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetræ: Chief Financial Officer